MILTEC PLATFORM, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

MILTEC PLATFORM, INC.

CONTENTS



Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of

MilTec Platform, Inc.

We have reviewed the accompanying financial statements of

MILTEC PLATFORM, INC.

which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"

HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

Supplementary Information

The supplementary information included on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

Emphasis of Matter

As discussed in Note (7), the Company is dependent upon an affiliate to provide capital and other financial support.

Atlanta, Georgia
April 21, 2017

HLB Gross Collins, P.C.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"

HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

MILTEC PLATFORM, INC.

BALANCE SHEETS

December 31, 2016 and 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 30,038	$ 14,493
Prepaid expenses (Note 3)	100,914	110,833
TOTAL CURRENT ASSETS	130,952	125,326
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation (Note 4)	104,012	11,729
TOTAL ASSETS	$ 234,964	$ 137,055
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 17,775	$ -
Accounts payable, related party (Note 7)	3,276,814	2,957,029
Accrued interest (Note 5)	12,050	-
Capital lease obligation, current portion (Note 6)	28,622	-
TOTAL CURRENT LIABILITIES	3,335,261	2,957,029
LONG-TERM DEBT, less current portion above (Note 5)	450,000	-
CAPITAL LEASE OBLIGATION, less current portion above (Note 6)	68,371	-
TOTAL LIABILITIES	3,853,632	2,957,029
STOCKHOLDERS' EQUITY (DEFICIT)		
COMMON STOCK, par value $20, 2,000 shares authorized, issued, and outstanding	40,000	-
RETAINED EARNINGS (DEFICIT)	(3,658,668)	(2,819,974)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(3,618,668)	(2,819,974)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 234,964	$ 137,055

The accompanying Notes to Financial Statements are an integral part of these statements.
SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

MILTEC PLATFORM, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended December 31, 2016 and 2015

	2016	2015
REVENUES	$ 12,792	$ 90
COST OF REVENUES	12,588	31,465
GROSS PROFIT (LOSS)	204	(31,375)
OPERATING EXPENSES	826,174	2,788,579
OPERATING LOSS	(825,970)	(2,819,954)
OTHER INCOME (EXPENSES)		
Interest expense	(12,724)	-
NET LOSS	(838,694)	(2,819,954)
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR	(2,819,974)	(20)
RETAINED EARNINGS (DEFICIT), END OF YEAR	$ (3,658,668)	$ (2,819,974)

The accompanying Notes to Financial Statements are an integral part of these statements.
SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

MILTEC PLATFORM, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2016 and 2015

	2016	2015
CASH, BEGINNING OF YEAR	$ 14,493	$ 9,980
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(838,694)	(2,819,954)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities		
Depreciation	14,544	540
Changes in assets (increase) decrease		
Prepaid expenses	9,919	(110,833)
Changes in liabilities decrease (increase)		
Accounts payable	17,775	-
Accounts payable, related party	319,785	2,947,029
Accrued expenses	12,050	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(464,621)	16,782
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(9,834)	(12,269)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long-term debt	450,000	-
Issuance of common stock	40,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	490,000	-
NET INCREASE IN CASH	15,545	4,513
CASH, END OF YEAR	$ 30,038	$ 14,493
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
Interest expense paid	$ (24,774)	$ -
NON-CASH INVESTING AND FINANCING ACTIVITY		
Property purchased via capital lease obligation (Note 6)	$ 96,993	$ -

The accompanying Notes to Financial Statements are an integral part of these statements.
SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

MILTEC PLATFORM, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

(1)   Description of business

Description of business - MilTec Platform, Inc. ("MilTec", the "Company"), was formed in June 2014 and is affiliated with Lunex Group, Inc., an S-Corporation holding company formed in 2007. Lunex Group, Inc. ("Lunex"), is an FCC licensed telecom provider based in Duluth, Georgia. Lunex provides and distributes an array of telecom products, including prepaid phone cards, pin-less accounts, international wireless replenishment, domestic wireless replenishment, exclusive VIP number call forwarding services, and unlimited calling plans to various countries. MilTec is a web-based platform provider. MilTec creates the platform point of sale and acts as the middle man to facilitate sales between telecom aggregators and distributors. MilTec operates in both domestic and international markets.

(2)   Summary of significant accounting policies

Basis of presentation - The Company maintains its records on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Revenue recognition - The Company recognizes revenue and the related costs when performance occurs. Deferred revenue is recorded for unearned advance customer payments based on remaining available usage to the customer. There was no deferred revenue recorded as of December 31, 2016 and 2015.

Cash and cash equivalents - The Company considers cash and cash equivalents to include cash in banks, commercial paper, and deposits with financial institutions that can be liquidated without prior notice or penalty. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk - The Company maintains its cash in bank accounts which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such accounts.

Accounts receivable - Management routinely assesses the financial strength of its customers and, as a consequence, believes accounts receivable are stated at net realizable value and credit risk exposure is limited. Receivables from retailers are considered past due if over 3 days old. If amounts become uncollectible, they are charged to operations when that determination is made. There was no trade accounts receivable or related allowance for doubtful accounts recorded as of December 31, 2016 and 2015.

Depreciation - The straight-line method is used for computing depreciation on property and equipment. Depreciation is based on estimated useful lives as follows: telecom equipment, 5 to 7 years.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MILTEC PLATFORM, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

(2)   Summary of significant accounting policies (continued)

Advertising and sales promotion - The Company expenses the costs of advertising and sales promotion as incurred.   Advertising and sales promotion totaled $73,120 in 2016 and $35,543 in 2015.

Fair value of financial instruments - The Company's financial instruments consist of cash, accounts receivable, accounts payable and other short-term assets and liabilities. These financial instruments approximate their fair values, principally because of the short-term maturities of these instruments.

Income taxes - The Company has elected to be taxed as an S corporation for income tax purposes. Accordingly, the stockholder of the Company is responsible for income taxes and no provision for income taxes is included in these financial statements.

Uncertainty in income taxes - The Company accounts for uncertain income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether any tax positions taken would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the year determined. Management has evaluated tax positions taken and is unaware of any unrecognized tax positions in existence as of December 31, 2016.

Development stage entity – The Company has adopted Accounting Standards Update 2014-10, *Development Stage Entities,* which eliminates the incremental presentation and disclosure requirements for development stage entities.

Reclassification – Certain items in the prior year financial statements have been reclassified to conform with the current year's presentation.

(3)   Prepaid expenses

Prepaid expenses consist of amounts paid in advance to telecommunications carriers and to software licensors and totaled $100,914 and $110,833 as of December 31, 2016 and 2015, respectively.

The Company entered into a software licensing and support agreement with a non-related party vendor in 2015 that requires payment of fees in advance. The following is a schedule of future minimum software licenses and support payments due in advance:

Years ending December 31,		Amount
2017	$	373,333
2018		423,334
2019		116,666
	$	913,333

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

MILTEC PLATFORM, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

(4)   Property and equipment

Property and equipment consist of the following as of December 31:

	2016	2015
Cost		
Telecom equipment	$ 119,096	$ 12,269
Less accumulated depreciation	(15,084)	(540)
Property and equipment, net	$ 104,012	$ 11,729

The aggregate depreciation charged to operations was $14,544 in 2016 and $540 in 2015. The depreciation policies followed by the Company are described in Note (2). As discussed in Note (6), telecom equipment totaling $96,993 was financed as a capital lease during 2016. The net book value of the telecom equipment totaled $85,677 as of December 31, 2016.

(5)   Notes payable

Notes payable consist of the following as of December 31:

	2016	2015
Notes payable issued in 2016 to various investors as part of a series of unsecured convertible promissory notes issued at 6% per annum. The notes payable and accrued interest are due and payable on the third anniversary of the initial closing, and may be converted to common stock in lieu of repayment. As discussed in Note (8), the notes payable and accrued interest were converted to common stock in 2017.	$ 450,000	$ -
Less current portion	-	-
Noncurrent portion	$ 450,000	$ -

Interest expense accrued on notes payable totaled $12,050 as of December 31, 2016.

MILTEC PLATFORM, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

(5) **Notes payable (continued)**

Future minimum payments on notes payable are as follows:

Years ending December 31,		Amount
2017	$	-
2018		-
2019		450,000
Total	$	450,000

(6) **Capital lease obligation**

The Company leases certain equipment under a lease classified as a capital lease at 5% interest per annum. The leased equipment contains a bargain purchase option at the end of the lease term and is amortized on a straight-line basis over 5 years. The Company obtained financing for the leased equipment from an affiliate company. The net book value of the telecom equipment totaled $85,677 as of December 31, 2016, as discussed in Note (4).

Minimum future lease payments for the capital lease obligation as of December 31, 2016 are as follows:

Years ending December 31,		Amount
2017	$	34,683
2018		21,905
2019		21,905
2020		21,905
2021		9,127
Total minimum lease payments		109,525
Less amount representing interest		12,532
Present value of minimum lease payments	$	96,993
Current portion	$	28,622
Long term portion	$	68,371
Total capital lease obligation	$	96,993

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

MILTEC PLATFORM, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

(7)   **Related party transactions**

The Company incurred significant technology and operational start-up costs in 2015 related to the development and launching of platform applications launched in 2016. Lunex, the Company's affiliate, paid various costs on the Company's behalf including salaries, professional fees, employee benefits, payroll taxes, and rent totaling $2,591,802 for the year ended December 31, 2015. Expenses paid by the affiliate on the Company's behalf totaled $299,992 for the year ended December 31, 2016. The Company is dependent upon the affiliate company to provide capital and other financial support.

Accounts payable due to Lunex from the Company for various expenses totaled $3,276,814 and $2,957,029 as of December 31, 2016 and 2015, respectively.

(8)   **Subsequent events**

The Company has evaluated subsequent events through April 21, 2017, the date the financial statements were available to be issued.

Subsequent to December 31, 2016, notes payable totaling $450,000, plus accrued interest of $18,300, was converted to 23,415 shares of newly authorized common stock at $20 per share, as discussed in Note (5). In addition, an additional 48,000 shares of common stock were authorized and issued at $20 per share, for $960,000. Common stock authorized, issued, and outstanding totaled 73,415 shares and $1,468,300 as of the financial statement issuance date.

Management has determined that there are no additional subsequent events that require recognition or disclosure in the December 31, 2016 financial statements.

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

SUPPLEMENTARY INFORMATION

MILTEC PLATFORM, INC.

SUPPLEMENTARY INFORMATION

Years Ended December 31, 2016 and 2015

OPERATING EXPENSES

	2016	2015
Software licenses and support	$ 264,069	$ 79,707
Salaries	264,051	1,889,078
Professional fees	77,073	195,867
Travel	73,950	190,054
Advertising and sales promotion	73,120	35,543
Depreciation	14,544	540
Rent	14,000	102,652
Employee benefits	13,559	109,446
Office expense	10,495	24,121
Payroll taxes	8,575	104,705
Printing	4,485	5,222
Telephone	2,333	43,760
Bank fees	974	110
Miscellaneous	4,946	7,774
TOTAL OPERATING EXPENSES	$ 826,174	$ 2,788,579